Exhibit (a)(1)(F)

Form of Reminder Email to Eligible Employees (Last Day)

To: All Eligible Option Holders

Subject: ServiceSource Offer to Exchange Expires Today

Today is the last day to elect to exchange your Eligible Options (as defined in the Offer to Exchange Certain Outstanding Options for New Options (the "Offer to Exchange")) as part of the ServiceSource International, Inc. offer to exchange certain eligible options for new options, (referred to as the "Offer"). The Offer will expire at 9:00 p.m., Pacific Time, today, January 22, 2013 (such time, the "Expiration Date").

Exercise Price.

If you choose to participate in the Offer, the New Options (as defined in the Offer to Exchange) will be granted with an exercise price equal to the closing price of our common stock today, January 22, 2013.

* * *

If you would like to take advantage of this opportunity, you must deliver a completed election via the Stock & Option Solutions, Inc. ("SOS") website, email or by facsimile before 9:00 p.m., Pacific Time, today, January 22, 2013, to:

SOS website: Email: Fax:	https://servicesource.equitybenefits.com knguyen@servicesource.com (415) 962-3246

If you have already made your election and wish to make any changes, you must do so before the Expiration Date: 9:00 p.m., Pacific Time, today, January 22, 2013.

Only responses that are complete, signed, and actually received via the SOS website, email, or facsimile by the deadline will be accepted. Responses submitted by any other means, including hand-delivery, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted.

If you have questions, please direct them to Khue Nguyen at knguyen@servicesource.com or (415) 901-7709. We will attempt to respond to all questions.

The Offer expires at 9:00 p.m., Pacific Time, today, January 22, 2013. Please note that all times described for the Offer are Pacific Time, regardless of your location.

Please do not reply to this message.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the email from Michael Smerklo, our Chairman and Chief Executive Officer, and the email from Khue Nguyen, both dated December 21, 2012; (3) the Election Form, together with its associated instructions; and (4) the Withdrawal Form, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission's website at www.sec.gov, on the SOS website at https://servicesource.equitybenefits.com or by contacting Khue Nguyen by email at knguyen@servicesource.com or at (415) 901-7709.